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1. Purpose of this Policy

The purpose of this Disclosure Policy is to set forth certain policies to ensure that:

a) the Company complies with its timely disclosure obligations as required under applicable Canadian, United States and United Kingdom securities laws, including the Act and the rules relating to market abuse and inside information set out in MAR and the DTRs;

b) the Company is able to identify Undisclosed Material Information, disclose such information to the market as and when required and prevent the selective disclosure of such information to analysts, institutional investors, market professionals and other market participants;

c) documents released by the Company or public oral statements made by a person with actual, implied or apparent authority to speak on behalf of the Company that relates to the business and affairs of the Company do not contain a misrepresentation (as defined in Section 6.3 below);

d) all persons to whom this Policy applies understand their obligations to preserve the confidentiality of Undisclosed Material Information and to restrict access to Undisclosed Material Information to those who need to know it;

e) all appropriate parties who have Undisclosed Material Information are prohibited from trading in Company Securities on such Undisclosed Material Information and Tipping under applicable laws, stock exchange rules and this Policy; and

f) the Chief Executive Officer and the Chief Financial Officer receive reports prior to such officers executing their certifications related to the Core Documents setting out the evaluation, findings and conclusions of the Disclosure Committee regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Section 3.2(e) below) and the Disclosure Committee's assessment of the quality of the disclosure made in the Core Documents.

2. Application of this Policy

2.1 The main groups of persons to whom this Policy apply are set forth in Schedule "A" attached hereto. Each section of the Policy that imposes restrictions and obligations will describe which groups of persons are subject to that section. References in this Policy to "any person to whom this Policy applies" or similar references are intended to include persons in all of the groups set forth in Schedule "A".

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2.2 This Policy is intended for internal purposes only. No third party may rely on any aspect of this Policy for any purpose.

2.3 The Disclosure Committee (and each member thereof), the Material Information Committee (and each member thereof), the Chief Executive Officer, the SVP Legal, the SVP IR and any other committee or person assigned a function or responsibility under this Policy, may delegate such functions or responsibilities to such persons as considered appropriate or necessary.

2.4 Certain of the information, records, minutes and other materials referred to in this Policy, or required to be implemented or maintained by this Policy, may be privileged or confidential. Nothing in this Policy shall be construed so as to waive or limit the application of any assertion of privilege or confidentiality.

2.5 Capitalized terms not otherwise defined in this Policy have the meaning given in the Definitions Schedule attached hereto.

3. Disclosure Committee

3.1 The Company has created a corporate disclosure committee (the "Disclosure Committee") consisting of the President and Chief Executive Officer, the Chief Financial Officer, the SVP Legal, the SVP IR, the Senior Vice President, Corporate Development, the Vice President, Tax, the Vice President, Controller, the Vice President, Finance, the President of Wheaton Precious Metals International Ltd. and such other persons as may be designated by the Disclosure Committee from time to time. The Disclosure Committee may adopt additional controls and procedures to those set out herein.

3.2 The Disclosure Committee shall have the responsibility to:

(a) review and approve, before they are Generally Disclosed, each Core Document to assess the quality of the disclosures made in the Core Document including, but not limited to, whether the Core Document is accurate and complete in all material respects;

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(b) review and approve the guidelines and procedures to be distributed to appropriate management and other Company personnel designed to gather the information required to be disclosed in Core Documents;

(c) establish timelines for the preparation of Core Documents, which timelines shall include critical dates and deadlines during the disclosure process relating to the preparation of drafts, the circulation of drafts to appropriate Company personnel, the Company's independent auditors, and the Audit Committee of the Board, the receipt of comments and the review of the comments by the Disclosure Committee. Such timetables should allow for circulation of draft Core Documents to the Chief Executive Officer, the Chief Financial Officer, the Audit Committee of the Board, the Board and (to the extent that no member of the Disclosure Committee which considers a matter is also a member of the Material Information Committee) the Material Information Committee sufficiently in advance of the applicable filing deadline in order to enable such persons to review carefully the filing and discuss any questions and comments related thereto;

(d) make determinations about whether a misrepresentation has been made in any Core Documents;

(e) oversee the design and implementation of this Policy and the Company's "disclosure controls and procedures," which are defined as controls and procedures that are designed to ensure that information required to be disclosed by the Company in its Core Documents is recorded, processed, summarized and reported within the specified time periods;

(f) periodically evaluate the effectiveness of the Company's disclosure controls and procedures, particularly prior to the filing of each Core Document, and assist the Chief Executive Officer and the Chief Financial Officer with their evaluation of the effectiveness of such disclosure controls and procedures. The Disclosure Committee's evaluation shall include but not be limited to assessing the adequacy of the controls and procedures in place to ensure that Material Information required to be disclosed in the Company's Core Documents is being recorded, processed, summarized and reported;

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(g) make recommendations to the Chief Executive Officer and the Chief Financial Officer with respect to the disclosures to be contained in Core Documents to be filed by the Company;

(h) in its discretion, conduct interim evaluations of the Company's disclosure controls and procedures in the event of significant changes in IFRS, securities regulatory requirements, legal, or other regulatory policies, or stock exchange requirements, or if it otherwise considers such evaluations appropriate;

(i) educate the Directors, Officers, Employees and Contractors about the matters contemplated by this Policy;

(j) monitor the effectiveness of, and compliance with, this Policy and report to the Audit Committee of the Board on the operation of this Policy, or to the Chief Executive Officer and the Chief Financial Officer in the case of the effectiveness of the disclosure controls and procedures and the Disclosure Committee's assessment of the quality of the disclosures made in Core Documents, and recommend any necessary changes to this Policy;

(k) annually review and reassess the adequacy of this Policy and, if necessary, recommend any proposed changes to the Chief Executive Officer and the Chief Financial Officer for approval such that it complies with changing requirements and best practices; and

(l) report to the Chief Executive Officer and the Chief Financial Officer prior to such officers executing their certifications related to the Company's Core Documents setting out the evaluation, findings and conclusions of the Disclosure Committee regarding the effectiveness of the Company's disclosure controls and procedures and the Disclosure Committee's assessment of the quality of the disclosures made in the Company's Core Documents.

3.3 The Disclosure Committee will meet at such time and in such manner (including by telephone) as shall be necessary or appropriate. A meeting of the Disclosure Committee may be convened without notice and without formality provided that a quorum of a majority of the members of the Disclosure Committee are present in person or by conference call. The SVP Legal shall maintain minutes of such meetings. Unless otherwise set out in this Policy, or as established by the Disclosure Committee from time to time, all of the rules of procedure with respect to meetings and other activities of the Board shall apply to the Disclosure Committee.  The functions and responsibilities of the Disclosure Committee may be fulfilled by way of circulation of email or other form of communication to the members of the Disclosure Committee without the need for a meeting to be convened.

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3.4 The Disclosure Committee may consult with the Company's legal counsel and other appropriate expert advisors, as it considers necessary in connection with this Policy.

3.5 The Disclosure Committee shall have full access to the Company's records and personnel.

4. Material Information Committee

4.1 The Company has created a committee (the "Material Information Committee") consisting of the Chief Executive Officer, the Chief Financial Officer, the SVP Legal, the SVP IR, the Senior Vice President, Corporate Development and such other persons as may be designated by the Material Information Committee from time to time. The Material Information Committee may adopt additional controls and procedures to those set out herein.

4.2 The Material Information Committee has been established to:

(a) ensure procedures, systems and controls are in place and complied with in relation to the identification, treatment and disclosure of Undisclosed Material Information resulting from Canadian, United States and United Kingdom securities laws including the Act, MAR and the DTRs;

(b) make determinations as to whether any information is inside information or constitutes a material change, and if so, ensure compliance with all applicable law and the terms of this Policy applicable thereto;

(c) make such other determinations and decisions as may be permitted or required, to be made by the Material Information Committee under this Policy;

(d) educate the Directors, Officers, Employees and Contractors about the matters contemplated by this Policy; and

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(e) annually review and reassess the adequacy of this Policy and, if necessary, recommend any proposed changes to the Chief Executive Officer and the SVP Legal for approval such that it complies with changing requirements and best practices.

4.3 The Material Information Committee will meet at such times and in such manner (including by telephone) as shall be necessary or appropriate. A meeting of the Material Information Committee may be convened without notice and without formality provided that a quorum of two members of the Material Information Committee are present in person or by conference call and provided that, when reasonably available, meetings include the Chief Executive Officer. The SVP Legal shall determine whether to maintain a record of each such meeting. The functions and responsibilities of the Material Information Committee may be fulfilled by way of circulation of email or other form of communication to the members of the Material Information Committee without the need for a meeting to be convened.

4.4 The Material Information Committee may consult with the Company's legal counsel and such other expert advisors as it considers necessary or advisable in connection with its obligations included in this Policy.

4.5 The Material Information Committee shall have full access to the Company's records and personnel.

5. Individuals Who Are Authorized to Speak on Behalf of the Company

5.1 Unless otherwise authorized by the Chairman, the Chief Executive Officer, the President or any Senior Vice President, only the individuals ("Spokespersons") listed below are authorized to respond to analysts, the media and investors on behalf of the Company and only with respect to the areas noted opposite their respective names. The list may be changed by the Chief Executive Officer from time to time.

Spokesperson	Area

Chairman	All Areas

Chief Executive Officer	All Areas

President	All Areas

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Chief Financial Officer	All Areas

Senior Vice Presidents	All Areas

Vice President, Investor Relations	All Areas

Manager / Director, Communications	All Areas

Director, Investor Relations	All Areas

5.2 Any person (other than a Spokesperson) to whom this Policy applies who is approached by the media, an analyst or investor to comment on the business and affairs of the Company, must refer all inquiries to a member of the Investor Relations team.

6. Procedures Regarding the Preparation and Release of Documents

6.1 The procedures in this Section 6 apply to all Directors, Officers, Employees and Contractors.

6.2 A "Document" means any public written communication, including a communication prepared and transmitted in electronic form:

(a) that is required to be filed with the OSC, any other securities regulatory authority in Canada, the SEC or the FCA, either on the SEDAR web site at www.sedar.com, on the EDGAR system or on the NSM or published via RNS or otherwise;

(b) that is not required to be filed with the OSC, with the SEC, with the FCA or on the SEDAR web site, on the EDGAR system or on the NSM or published via RNS but is so filed or published;

(c) that is filed or required to be filed with a government or an agency of a government under applicable law or with any stock exchange or similar institution under its bylaws, rules or regulations; or

(d) the content of which would reasonably be expected to effect the market price or value of the securities of the Company.

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6.3 A "misrepresentation" means:

(a) an untrue statement of material fact; or

(b) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the circumstances in which it is made.

6.4 The Act distinguishes between "core documents" and "non-core documents". For the purpose of this Policy, the following documents are "Core Documents":

- prospectuses;

- take-over bid circulars;

- issuer bid circulars;

- directors' circulars;

- rights offering circulars;

- MD&A;

- annual information forms;

- information circulars;

- annual financial statements;

- interim financial statements; and

- material change reports that contain information not previously disclosed.

6.5 Prior to the time that any Document is to be released to the public, filed with the OSC, any other securities regulatory authority in Canada, the SEC, the FCA or filed on SEDAR, on EDGAR or on NSM or published via RNS, the following procedures must be observed:

(a) the Document must be prepared in consultation with, and be reviewed by, personnel in all applicable internal departments of the Company, and input from external experts and advisors should be obtained as necessary;

(b) any Core Document, other than a material change report, must be reviewed by the Disclosure Committee and, to the extent that the Disclosure Committee which considers such Core Document does not include a member of the Material Information Committee, the Material Information Committee;

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(c) any press release which contains Undisclosed Material Information or any material change must be reviewed by the Material Information Committee;

(d) any press release which does not contain Undisclosed Material Information must be reviewed by the Chief Executive Officer or the SVP IR and at least one other member of the Material Information Committee;

(e) in the event a report, statement or opinion of any expert is included or summarized in a Document, the written consent of the expert to the use of the report, statement or opinion or extract thereof and the specific form of disclosure shall be obtained if so required by law. In addition, the Disclosure Committee must be satisfied that:

(i) there are no reasonable grounds to believe that there is a misrepresentation in the part of the Document made on the authority of the expert; and

(ii) part of the Document fairly represents the expert report, statement or opinion;

(f) Core Documents, other than material change reports, must be provided to the Directors sufficiently in advance of the time they are to be filed or released to allow the Directors to review and comment on such documents. It is recognized that the requirement to make prompt disclosure of Undisclosed Material Information by way of press releases may make it difficult to have certain press releases and material change reports to be reviewed by the Directors and as such the Directors have delegated authority for these press releases and material change reports to the Material Information Committee for review and approval; and

(g) in the case of interim financial statements, annual financial statements and interim and annual MD&A, such documents must be reviewed and approved by the Audit Committee in accordance with the Audit Committee Charter following approval of the Disclosure Committee and prior to submission to the Board as a whole.

6.6 In the event that a Document contains any Forward-Looking Information this information must be specifically identified as such and the following additional disclosure shall be provided in written form proximate to each place in the Document where the Forward-Looking Information appears:

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(a) reasonable cautionary language identifying the Forward-Looking Information as such;

(b) identifying the material factors that could cause actual results to differ materially from expected results from a conclusion, forecast or projection in the Forward-Looking Information; and

(c) a statement of the material factors or assumptions that were applied in the Forward-Looking Information.

7. Procedures Regarding Public Oral Statements

7.1 The procedures in this section apply to all Directors, Officers, Employees, Contractors and Spokespersons and any other person with actual or implied authority to make a public oral statement.

7.2 A "public oral statement" is any oral statement made in circumstances in which a reasonable person would believe that information contained in the statement will become generally disclosed. Examples include speeches, presentations, news conferences, interviews and discussions with analysts where the Company's business and affairs, prospects or financial condition is discussed. The following procedures should be observed in respect of any public oral statements made by or on behalf of the Company:

(a) such public oral statements should be made only by the Spokespersons authorized by this Policy to make public oral statements on behalf of the Company;

(b) any public oral statement referring to a statement, report or opinion of an expert in whole or in part must have the prior written consent of said expert prior to a Spokesperson making a public oral statement related thereto if so required by law;

(c) the Spokespersons must ensure that any public oral statements on behalf of the Company do not contain a misrepresentation and comply with Section 15 of this Policy and Section 6.6 of this Policy; and

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(d) the SVP IR shall review any public oral statement made by or on behalf of the Company to ensure that the public oral statement does not contain a misrepresentation. If such public oral statements are found to contain a misrepresentation, the person shall advise the Material Information Committee and the Material Information Committee shall consider if a correcting press release is necessary or appropriate.

7.3 Where a public oral statement contains Forward-Looking Information, the Spokesperson must, prior to making such a public oral statement make a cautionary statement indicating that the public oral statement contains Forward-Looking Information, similar to the following:

"I'd like to bring to your attention that some of the commentary on today's call may contain forward looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Please refer to the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form which is available on SEDAR and in Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission. The Annual Information Form sets out the material risk factors that could cause actual results to differ, including the absence of control over mining operations from which Wheaton purchases silver, risks related to such mining operations and the risk of a decline in silver prices."

8. Disclosure Controls and Procedures

The following disclosure controls and procedures of the Company have been reasonably designed to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis:

(a) The Disclosure Committee shall assign responsibility to the appropriate individuals to draft the required disclosures in the material public disclosures of the Company and shall develop a timeline to ensure the drafting and review is conducted in a timely manner.

(b) The Disclosure Committee shall review new developments, key risks and business challenges or areas of concern for special attention during the drafting process.

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(c) All personnel who are requested to have direct input into the preparation of Core Documents will be provided with instructions and such other additional information as they may require to ensure that they are familiar with the Company's obligations, the importance of compliant and accurate disclosure and the reliance which is being placed upon them.

(d) The Disclosure Committee shall meet as many times as may be necessary to review the draft, consider all comments raised by members of the Disclosure Committee and other reviewers. Concerns will be addressed with outside counsel and the independent auditors, as necessary.

(e) Where it considers it necessary or advisable, the Disclosure Committee will have portions of Core Documents reviewed by another knowledgeable person. All financial information shall undergo a second internal review and a review by the auditors.

(f) To serve as an additional record of the procedures employed, and to emphasize the importance of accurate and reliable information in the Company's material public disclosures, the Disclosure Committee shall ask the appropriate senior executives to provide his or her confirmation that all Material Information has been brought forward to the Disclosure Committee. Each will be asked to provide their certification in a form to be approved by the Disclosure Committee. The timing of the confirmation will occur as of the end of the period covered by a press release in relation to the publication of the relevant Core Document.

(g) Once the Disclosure Committee has agreed upon a final draft:

(i) the Disclosure Committee shall report to the Chief Financial Officer:

(A) that it has followed the disclosure controls and procedures;

(B) the Disclosure Committee's findings and conclusions regarding the effectiveness of the Company's disclosure controls and procedures;

(C) the Disclosure Committee's assessment of the quality of the disclosures made in the Company's Core Documents; and

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(ii) the Disclosure Committee shall meet with the Chief Executive Officer and/or the Chief Financial Officer to discuss any questions, which either may have, and to report in person, upon the request of the Chief Executive Officer and/or the Chief Financial Officer.

(h) If for any reason the Disclosure Committee cannot agree upon their report, it shall meet with the Chief Executive Officer and the Chief Financial Officer to discuss its procedures and the issues which remain outstanding.

9. Timely Disclosure of Material Information

9.1 "Material Information" consists of "material facts", "material changes" and "inside information". A "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of any of the securities of the Company. A "material change" means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company and includes a decision to implement such a change if such a decision is made by the Board or by senior management of the Company who believe that confirmation of the decision by the Board is probable. "Inside information" is defined in MAR as "information of a precise nature which has not been made public, relating directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments". Further guidance on how this definition of inside information is interpreted is included in Schedule "G" attached hereto.

9.2 Any person to whom this Policy applies who becomes aware of information that has the possibility of being Material Information must immediately disclose that information to a member of the Material Information Committee. The fact that it may not be clear or certain as to whether the information will have a significant effect on the Company's share price or is otherwise Material Information, should not delay this notification. The information should then be passed to the other members of the Material Information Committee promptly and, where appropriate, to the Board. Schedule "B" attached hereto provides a non-exhaustive list of examples of Material Information.

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9.3 Upon the identification of any information that may constitute inside information, the Material Information Committee, in consultation with such other advisors as it may consider necessary, shall:

(a) consider whether the information constitutes inside information. If there is any uncertainty over whether information should be categorised as inside information, the Material Information Committee may take advice from its legal advisors, financial advisers, brokers or other advisers;

(b) if the information does constitute inside information, maintain an "insider list" of those of its Directors, Officers and Employees who are aware of the inside information and when they became aware of such inside information. The Company is also required to ensure that persons acting on its behalf or for its account (for example advisers) also maintain such lists of people working for them, under a contract of employment or otherwise, who have access to inside information relating to the Company, whether on a regular or occasional basis. The insider list may include a supplementary section for 'permanent insiders' i.e. those people who, due to the nature of their position, have access at all times to all inside information within the Company. The insider list must be kept for at least five years;

(c) consider whether the Company may delay the public disclosure of inside information under MAR. Further guidance on determining when delayed disclosure is permitted under MAR Art. 17(4-6) and DTR 2.5 is provided in Schedule "H";

(d) keep a record of any decision to delay disclosure of inside information, including the date and time when the information became inside information and when the decision to delay was made. When the inside information is published, the Company must notify the FCA that there was a delay in disclosure using the form available on the FCA's website and, if requested by the FCA, the Company must be prepared to provide a written explanation of how the relevant conditions allowing delay were satisfied;

(e) if the Material Information Committee has decided that the Company may delay disclosure of inside information, prepare a draft holding press release to ensure such release is made in a timely manner in the event of any concern that the confidential nature of the inside information can no longer be maintained;

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(f) consider publishing a holding press release if an event has occurred which is unclear or uncertain (e.g. where a fraud is alleged or legal action against the Company is threatened) and the Material Information Committee decides more time is needed to consider or clarify the situation before putting out a further press release with the full details at a later time. Any holding press release should detail as much of the subject matter as possible, set out the reasons why a fuller press release cannot be made and include a note to announce further details as soon as possible; and

(g) where delayed disclosure is not permitted, circulate a draft press release to the members of the Board and the Material Information Committee to the extent practicable, and ensure such press release is issued as soon as possible in compliance with applicable securities laws.

9.4 Upon the occurrence of any change that may constitute a material change, the Material Information Committee, in consultation with such other advisors as it may consider necessary, shall:

(a) consider whether the event constitutes a material change;

(b) if it does constitute a material change, prepare a press release and a material change report describing the material change as required under applicable laws;

(c) determine whether a reasonable basis exists for filing the material change report on a confidential basis. In general, filings will not be made on a confidential basis although, in exceptional circumstances and provided delayed disclosure is permissible (such as in relation to a potential acquisition), confidential disclosure may be appropriate;

(d) to the extent practicable, circulate the draft press release and material change report to the members of the Board and Material Information Committee together, if applicable, with the recommendation that it be filed on a confidential basis, and ensure such press release is issued on a timely basis in compliance with applicable securities laws; and

(e) if applicable, following review by the Material Information Committee, file the material change report on a confidential basis and when the basis for confidentiality ceases to exist, and the event remains material, issue a press release and file a material change report in compliance with applicable securities laws, including the Act. During the period of time while a confidential material change has not been publicly disclosed, the Company shall not release a document or make a public oral statement (as defined in Section 7) that, due to the undisclosed material change, contains a misrepresentation.

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9.5 Press releases disclosing Material Information will be transmitted to the TSX, the NYSE, the RNS, relevant regulatory bodies and major news wire services that disseminate financial news to the financial press. The Company will, to the extent reasonably possible, release Undisclosed Material Information on all of the TSX, the NYSE and the RNS at the same time.

9.6 Press releases must be pre-cleared by the TSX if issued during trading hours or one hour after trading hours.

9.7 If a press release containing inside information is issued when RNS is open for business, it must also be released through RNS. If the press release is to be issued when RNS is not open for business, then depending on the materiality of the information in the press release and the duration of the delay prior to RNS becoming open for business, the Material Information Committee will consider whether to wait for RNS to open, or instead distribute the press release as soon as possible to: (i) not less than two national newspapers in the United Kingdom; (ii) two newswire services operating in the United Kingdom; and (iii) RNS for release as soon as it opens.

9.8 Under Art.2 of the Commission Implementing Regulation (EU) 2016/1055, press releases containing previously undisclosed inside information must clearly identify this fact.

10. Internet Chat Rooms, Bulletin Boards and Social Media

10.1 Directors, Officers, Employees and Contractors must not discuss or post any information relating to the Company or any of its subsidiaries or trading in securities of the Company in Internet chat rooms, newsgroups or bulletin boards.

10.2 The only authorized spokespeople on the Company's social media forums are the SVP IR and anyone designated in writing by the SVP IR. All information posted to the Company's social media forums will comply with the rules of this Policy, including, in particular, in relation to Forward Looking Information and the disclosure of Material Information. Material Information must not be published on Social Media Forums before it is released in accordance with Sections 9.5 to 9.7 above.

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10.3 The Company may post photographs of employees on its Social Media Forums taken at Company or Company sponsored events. An employee may request that no photographs of that employee be posted on Social Media Forums by advising the SVP IR.

11. Rumours

11.1 The SVP IR will monitor the market for views on the Company and its share price and the elements that help to determine whether information is Material Information or not. The SVP IR will also monitor rumours about the Company. If a rumour relates to Undisclosed Material Information, or is unfounded but is affecting the price of the securities of the Company, or is otherwise considered problematic, it should be brought to the attention of the Material Information Committee as soon as possible. The Material Information Committee will consider the nature and context of the rumour to determine if any response is necessary or advisable (including whether a press release is required).

11.2 Generally, the Company shall not comment, affirmatively or negatively, on rumours. Unless otherwise determined by the Material Information Committee, Spokespersons will respond consistently to those rumours, saying "It is our policy not to comment on market rumours or speculation."

11.3 If the TSX, the NYSE, the FCA or any other exchange or securities regulatory authority requests that the Company make a statement in response to a market rumour or take any other action, the Material Information Committee will consider the matter to determine if any response is necessary or advisable and whether a press release is required.

12. Website

12.1 The SVP IR is responsible for creating and maintaining the Company's website. The Company's website must be maintained in accordance with the following.

(a) the following information must be included on the website:

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(i) all Material Information that has previously been Generally Disclosed, including, without limitation, all documents filed on SEDAR, EDGAR or NSM or released via RNS or a link to those documents on SEDAR, EDGAR, NSM or to RNS;

(ii) all non-Material Information that is given to analysts, institutional investors and other market professionals (such as fact sheets, fact books, slides of investor presentations, materials distributed at analyst and industry conferences);

(iii) web replays of shareholder meetings or analysts' conferences; and

(iv) all press releases or a link to those press releases;

(b) the website must contain an e-mail link to an investor relations contact for the Company to facilitate communication with investors;

(c) the website must include a notice that advises the reader that the information was accurate at the time of posting, but may be superseded by subsequent disclosures;

(d) inaccurate information must be promptly removed from the website and a correction must be posted;

(e) information contained on the website must be removed or updated when it is no longer current;

(f) a list of all analysts known to follow the Company may be posted on the investor relations page, but analysts' reports must not be posted on the Company's website or linked to the Company's website;

(g) all links from the Company's website must be approved by the SVP IR, and all links must include a notice that advises the reader that he or she is leaving the Company's website and that the Company is not responsible for the contents of the other site; and

(h) no links will be created from the Company's website to chat rooms, newsgroups or bulletin boards.

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12.2 All information on the Company's website will be retained for a period of six years from the date of issue. All press releases will be available on the Company's website without amendment or alteration for a period of not less than five years.

12.3 If the Company is considering a distribution of its securities, the content of the website must be reviewed with the Company's corporate counsel before and during the offering to ensure compliance with applicable securities laws.

13. Confidentiality of Undisclosed Material Information

13.1  "Undisclosed Material Information" is Material Information about the Company that has not been "Generally Disclosed"; that is, disseminated to the public by way of a press release together with the passage of a reasonable amount of time (one business day, unless otherwise advised that the period is longer or shorter, depending on the circumstances) for the public to analyze the information.

13.2 Any person to whom this Policy applies and who has knowledge of Undisclosed Material Information must treat the Material Information as confidential until the Material Information has been Generally Disclosed.

13.3 Undisclosed Material Information shall not be disclosed to anyone except in the necessary course of business. If Undisclosed Material Information has been disclosed in the necessary course of business, anyone so informed must clearly understand that it is to be kept confidential, and, in appropriate circumstances, execute a confidentiality agreement. Schedule "C" attached hereto lists circumstances where securities regulators believe disclosure may be in the necessary course of business. When in doubt, all persons to whom this Policy applies must consult with the Chief Financial Officer to determine whether disclosure in a particular circumstance is in the necessary course of business. For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media will not be considered to be in the necessary course of business. "Tipping", which refers to the disclosure of Undisclosed Material Information to third parties outside the necessary course of business, is prohibited.

13.4 In order to prevent the inadvertent disclosure of Undisclosed Material Information, the procedures set forth below should be observed at all times:

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(a) Documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who "need to know" that information in the necessary course of business and code names should be used if necessary;

(b) Wherever practical, relevant documents should be kept in locked cabinets and IT access to e-mails/documents should be restricted only to those to whom access should be granted;

(c) Confidential matters should not be discussed in places where the discussion may be overheard and documents containing Undisclosed Material Information should not be read or worked on where they can be read by others and should only be taken off site when necessary;

(d) Transmission of documents containing Undisclosed Material Information by electronic means will be made only where it is reasonable to believe that the transmission can be made and received under secure conditions (including the use of passwords and/or other forms of encryption where possible) and that the Undisclosed Material Information will only be provided to those who reasonably need to see it; and

(e) Unnecessary copying of documents containing Undisclosed Material Information must be avoided and extra copies of documents must be promptly removed from meeting rooms and work areas at the conclusion of the meeting and must be destroyed if no longer required.

14. Quiet Period

14.1 Each period (1) beginning on the first day of each fiscal quarter and each fiscal year, and (2) ending when the earnings for that quarter or year have been Generally Disclosed by way of a press release, will be a "Quiet Period".

14.2 Without limiting Section 9, during a Quiet Period, Spokespersons must not provide any Undisclosed Material Information relating to the applicable quarter or fiscal year, including Earnings Guidance or comments with respect to the financial results for the current fiscal quarter or current fiscal year.

14.3 During a Quiet Period, Spokespersons may respond to unsolicited inquiries about information either that is not Material Information or that has been Generally Disclosed.

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15. Avoiding Selective Disclosure

15.1 When participating in shareholder meetings, news conferences, analysts' conferences and private meetings with analysts or institutional investors, Spokespersons must only disclose information that either (1) is not Material Information or (2) is Material Information but has previously been Generally Disclosed. For greater certainty, acceptable topics of discussion include the Company's business prospects (subject to the provisions of this Policy), the business environment, management's philosophy and long-term strategy. Any selective disclosure of Undisclosed Material Information, including Earnings Guidance, is not permitted.

15.2 To protect against selective disclosure, the procedures outlined in Section 7 should be followed.

15.3 If Material Information that has not been Generally Disclosed is inadvertently disclosed, the Material Information Committee should be informed immediately so that the Company can:

(a) contact the parties to whom the Material Information was disclosed and inform them:

(i) that the information is Undisclosed Material Information; and

(ii) of their legal obligations with respect to the Material Information;

(b) consider whether an announcement should be made to the market;

(c) consider whether to conduct an enquiry into the leak; and

(d) take such other action as may be necessary or appropriate.

16. Analyst Reports

16.1 When reviewing analysts' reports, comments of Directors, Officers, Employees and Contractors must be limited to identifying factual information that has been Generally Disclosed that may affect an analyst's model and pointing out inaccuracies or omissions with respect to factual information that has been Generally Disclosed.

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16.2 Any comments must contain a disclaimer that the report was reviewed for factual accuracy only. No comfort or guidance shall be expressed on the analysts' earnings models or earnings estimates and no attempt shall be made to influence an analyst's opinion or conclusion.

16.3 Analysts' reports shall not be posted on or linked from the Company's website.

16.4 The Company may from time to time give Earnings Guidance or any other Forward-Looking Information through voluntary disclosure by way of a press release, provided that the cautionary language described in Section 6.6 accompanies the information.

16.5 The Company need not correct analysts' published reports, although if, as a result of serious and significant error, there is a widespread and serious misapprehension in the market, the Material Information Committee should consider whether the Company should take any action to correct the error.

17. Trading of Company Securities

17.1 No person shall Trade while in possession of Undisclosed Material Information and no PDMR may Trade when there exists any matter that constitutes Undisclosed Material Information.

17.2 Directors, Officers and those Employees and Contractors who participate in the preparation of the Company's financial statements or who are privy to material financial information relating to the Company (including, for the avoidance of doubt, PDMRs) are prohibited from Trading during the period of time beginning on: (i) the first Trading Day following the end of a fiscal quarter, or fiscal year end, until two Trading Days have elapsed following the time the financial results for a fiscal quarter or fiscal year end have been disclosed by way of press release; or (ii) if longer, the period of 30 calendar days before the disclosure of such press release (the "Closed Period Blackout").

17.3 All Employees and Contractors who are not subject to the Closed Period Blackout are prohibited from Trading for the period of time beginning on the tenth Trading Day prior to the disclosure of financial results for a fiscal quarter or fiscal year by way of press release until two Trading Days have elapsed following the time of such press release (the "General Blackout").

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17.4 All Directors, Officers, Employees and Contractors who are so advised by the Material Information Committee, shall be prohibited from Trading during any other period designated by the Material Information Committee (the "Specific Blackout").

17.5 Notwithstanding Sections 17.2, 17.3 and 17.4, a Director, Officer, Employee and Contractor may Trade during any blackout period (a Closed Period Blackout, a General Blackout, or Specific Blackout (together, a "Blackout Period") as may be applicable) with the prior written consent of the Chief Executive Officer. The Chief Executive Officer will grant permission to Trade during a Blackout Period only in the case of unusual or exceptional circumstances. Unusual or exceptional circumstances may include the sale of Company Securities in the case of severe financial hardship. Circumstances are 'exceptional' only if they are extremely urgent, unforeseen and compelling and where their cause is external to the relevant person and he or she has no control over them. Given the stringent requirements described above, clearance to Trade under this exception is unlikely to be granted except in rare cases. Furthermore, PDMRs will not ordinarily be given clearance to Trade: (i) when there exists any matter which constitutes Undisclosed Material Information; (ii) during the period 30 calendar days prior to the time the financial results for a fiscal quarter or fiscal year end have been disclosed by way of press release; or (iii) where otherwise prohibited by applicable legislation.

17.6 The Trading prohibitions in this Section 17 do not apply to the acquisition of the Company Securities pursuant to any dividend reinvestment plan adopted by the Company, where the applicable Director, Officer, Employee or Contractor does not, during the Blackout Period, change instructions with respect to how dividends on Company Securities held by such person are to be treated.

17.7 Generally, Directors, Officers, Employees and Contractors should avoid Trading on considerations of a short-term nature, such as acquiring and selling the same Company Securities within a 12 month period.

17.8 It is the responsibility of each person undertaking a Trade to ensure that they comply not only with this Policy, but also with all applicable laws particularly in relation to market abuse and insider trading.

18. Clearance to Trade

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18.1 Restricted Persons must not Trade for themselves or for anyone else, directly or indirectly, in Company Securities without obtaining clearance from the Company in advance in accordance with this Section 18.

18.2 Applications for clearance are not required for the following Trades ("Exempted Trades"):

(a) awards of Stock Compensation by the Company to a PDMR;

(b) any automatic event that occurs upon the passage of time or vesting of any of Stock Compensation (including the automatic conversion of restricted share unit into common shares at the end of the applicable restricted period, the automatic expiry of any unexercised stock options, or the automatic payout or termination of performance share units at the end of the applicable performance period applying thereto);

(c) any sale of common shares sold as part of a group sale of common shares conducted at the sole discretion of the Company including in connection with the conversion of restricted share units (although a commitment or agreement to participate in such sale must not occur during a Specific Blackout or during the period that is 30 calendar days before the public disclosure of the financial results for a fiscal quarter or fiscal year end);

(d) the exercise of any stock options where approval for such exercise has been granted through the Company's stock option approval process and the exercise takes place within five Trading Days (or such longer period as may be approved by the SVP Legal) of receiving approval through this process; or

(e) the acquisition of common shares pursuant to the Company's dividend reinvestment program, provided that the initial agreement to participate in the Company's dividend reinvestment program does not occur during a Blackout Period.

18.3 Applications for clearance to Trade must be submitted to the SVP Legal using the form attached in Schedule "F", or in such other form that provides the necessary information set out in such form.

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18.4 Restricted Persons must not submit an application for clearance to Trade if such person is in possession of or deemed to be in possession of Undisclosed Material Information. If such person becomes aware of Undisclosed Material Information after they submit an application, that person must inform the SVP Legal as soon as possible and refrain from Trading (even if they have been given clearance). For greater certainty, Restricted Persons must not Trade if they have knowledge of Undisclosed Material Information (or are deemed to have such knowledge) at the time of the Trade (even if they have been given clearance).

18.5 The Company will not normally give reasons if they have refused clearance to Trade. Any refusal must be kept confidential and not discussed with any other person.

18.6 If a Restricted Person is given clearance, that person must Trade as soon as possible and in any event within five Trading Days of receiving clearance (or such other period as may be approved by the SVP Legal). Clearance to Trade may be revoked without reason upon notice to the Restricted Person.

18.7 Clearance to Trade may be given subject to conditions. Where this is the case, these conditions must be observed when Trading.

19. Trading of Securities of Disclosing Partner

19.1 "Disclosing Partner" means any person in respect of which a Person in a Special Relationship with the Company obtains any information in connection with their employment or other relationship with the Company, and includes:

(a) a person with whom the Company (or an affiliate of the Company) has entered into a streaming, royalty or similar transaction;

(b) a person in whom the Company (or an affiliate of the Company) holds an equity or debt interest;

(c) a person with whom the Company (or an affiliate of the Company) has considered, or is currently considering, entering into a royalty, streaming or similar transaction; or

(d) a person in which the Company (or an affiliate of the Company) has considered, or is currently considering, acquiring an equity or debt interest.

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19.2 "Material Information of a Disclosing Partner" consists of both "material facts" and "material changes" of a Disclosing Partner. A "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of any of the securities of the Disclosing Partner. A "material change" means a change in the business, operations or capital of the Disclosing Partner that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Disclosing Partner and includes a decision to implement such a change if such a decision is made by the Board or by senior management of the Disclosing Partner who believe that confirmation of the decision by the Board is probable.

19.3 No Person in a Special Relationship with the Company shall purchase, sell or otherwise monetize or trade securities of a Disclosing Partner while in possession of Material Information of a Disclosing Partner that has not been Generally Disclosed.

20. Limitations on Certain Financial Instruments

20.1 Directors, Officers and Vice Presidents of the Company are not permitted to enter into financial instruments that are designed to hedge or offset a decrease in the market value of:

(a) any common share, restricted share unit, performance share unit, stock option, or other security of the Company that has not yet vested (or in the case of restricted share units, for which the restricted period has not yet expired; provided that for greater certainty if the holder has elected to defer receipt until a later date the restricted share unit shall be deemed to have vested for purposes of this section);

(b) any common share, restricted share unit or other security of the Company that such Director, Officer or Vice President is required to hold in order to satisfy the Company's Share Ownership Guidelines (see Section 19 "Share Ownership" of Board Guidelines); and

(c) any common share, restricted share unit, performance share unit, stock option or other security of the Company if such Director, Officer or Vice President does not hold the underlying security, unless the consent of the Human Resources Committee or the Chair of the Board is obtained, in addition to any clearance to Trade.

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21. Reporting of Trades by Insiders, PDMRs and PCAs

21.1 An Insider is required to file an initial insider report within ten calendar days of becoming an Insider and subsequent insider reports within five calendar days following any Trade of Company Securities. If an Insider does not own or have control over or direction over Company Securities, or if ownership, direction, or control over Company Securities remains unchanged from the last report filed, a report is not required. The Company can assist in the filing of an insider report if so requested by the Insider and provided the Insider provides notification to the SVP Legal with all relevant and required information as soon as practicable and in any event within one business day of the Trade taking place.

21.2 PDMRs and PCAs are also required to notify the SVP Legal of every Trade (other than any Exempted Trades set out in Sections 18.2(a)-(d)) in Company Securities conducted for their own account as a soon as practicable and in any event within one business day of the Trade taking place, using the form attached in Schedule "D" or in such other form that provides the necessary information set out in such form to the SVP Legal.  The Company will make certain required disclosures in respect of any such Trade through RNS promptly and no later than three business days after the Trade.

21.3 PDMRs and PCAs are also required under MAR to notify the FCA of every Trade (including Exempted Trades) in Company Securities conducted for their own account within three business days of the Trade taking place. A copy of the notification form is available on the FCA's website. The Company can assist with the notification if so requested by the PDMR or PCA and provided the PDMR provides notification as required under Section 21.2.

21.4 Each PDMR must provide the Company with a list of their PCAs and notify the Company of any changes that need to be made to that list. PDMRs should notify their PCAs in writing of the obligations relating to PCAs under Section 21 of this Policy.

22. Commitment

22.1 To demonstrate our determination and commitment to the purposes of this Policy, the Company asks each Employee to review this Policy periodically throughout the year. Take the opportunity to discuss with management any circumstances that may have arisen that could be a breach of this Policy.

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22.2 Directors, Officers and any Vice Presidents of the Company are required to acknowledge they have read this Policy annually. Employees are required to sign the Policy when they are engaged or when the Policy is significantly revised.

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RECEIPT AND ACKNOWLEDGEMENT

I, _________________________________________, hereby acknowledge that I have received and read

 (Print Name)

a copy of the "Disclosure Policy" and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by the Company up to and including termination.

Signature	Date

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Definitions Schedule

"Act" means the Securities Act (Ontario).

"Board" means the board of directors of the Company.

"Blackout Period" has the meaning given in Section 17.5 of this Policy.

"Closed Period Blackout" has the meaning given in Section 17.2 of this Policy.

"Company Securities" means any publicly traded or quoted shares or debt instruments of the Company (or of any of the Company's subsidiaries) or derivatives or other financial instruments linked to any of the foregoing, including restricted share rights, stock options, performance share units, and phantom options.

"Contractors" has the meaning given in Schedule "A".

"Core Document" has the meaning given in Section 6.4 of this Policy.

"Directors" has the meaning given in Schedule "A".

"Disclosure Committee" has the meaning given in Section 3.1 of this Policy.

"Disclosing Partner" has the meaning given in Section 19.1 of this Policy.

"disclosure controls and procedures" has the meaning given in Section 3.2(e) of this Policy.

"Document" has the meaning given in Section 6.2 of this Policy.

"DTR" means Disclosure Guidance and Transparency Rules sourcebook published by the FCA from time to time.

"Earnings Guidance" means information relating to expected revenues, net income or profit, earnings per share, expenditure levels, and other information commonly referred to as earnings guidance.

"EDGAR" means the United States Electronic Data Gathering, Analysis and Retrieval.

"Employees" has the meaning given in Schedule "A".

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Definitions

"ESMA" means the European Securities and Markets Authority.

"Exempted Trades" has the meaning given in Section 18.2 of this Policy.

"FCA" means the UK Financial Conduct Authority.

"Forward-Looking Information" means all disclosure regarding possible events, conditions or results (including future-oriented financial information with respect to prospective results of operations, a prospective financial position or prospective changes in financial position that is based on assumptions about future economic conditions and courses of action) that is presented as either a forecast or a projection. An example would be the discussion of trends and prospects for the Company in its MD&A.

"General Blackout" has the meaning given in Section 17.3 of this Policy.

"Generally Disclosed" has the meaning given in Section 13.1 of this Policy.

"Inside information" has the meaning given in Section 9.1 of this Policy.

"Insiders" has the meaning given in Schedule "A".

"LSE" means the London Stock Exchange.

"MAR" means Market Abuse Regulation (EU) No. 596/2014.

"material change" has the meaning given in Section 9.1 of this Policy.

"material fact" has the meaning given in Section 9.1 of this Policy.

"Material Information" has the meaning given in Section 9.1 of this Policy.

"Material Information Committee" has the meaning given in Section 4.1 of this Policy.

"Material Information of a Disclosing Partner" has the meaning given in Section 19.2 of this Policy.

"misrepresentation" has the meaning given in Section 6.3 of this Policy.

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Definitions

"MD&A" means management discussion & analysis.

"NSM" means the United Kingdom National Storage Mechanism.

"NYSE" means the New York Stock Exchange.

"Officers" has the meaning given in Schedule "A".

"OSC" means the Ontario Securities Commission.

"PCA" has the meaning given in Schedule "A".

"Persons in a Special Relationship with the Company" has the meaning given in Schedule "A".

"PDMR" has the meaning given in Schedule "A".

"Policy" means this disclosure policy of the Company.

"public oral statement" has the meaning given in Section 7.2 of this Policy.

"Quiet Period" has the meaning given in Section 14.1 of this Policy.

"Restricted Persons" means PDMRs and persons who are advised by the Material Information Committee that they are permanent insiders.

"RNS" means the LSE's regulatory news service.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the Canadian System for Electronic Document Analysis and Retrieval.

"Senior Officers" has the meaning given in Schedule "A".

"Social Media Forums" means Twitter, Facebook, LinkedIn and other social media forums that may be used by the Company from time to time.

"Specific Blackout" has the meaning given in Section 17.4 of this Policy.

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Definitions

"Spokesperson" has the meaning given in Section 5.1 of this Policy.

"Stock Compensation" means restricted share units, stock options, performance share units or other Company Securities that are awarded by the Company to a person.

"subsidiary"  a company is considered to be a "subsidiary" of another company if it is controlled by (1) that other company, (2) that other and one or more companies, each of which is controlled by that other, or (3) two or more companies, each of which is controlled by that other; or it is a subsidiary of a company that is that other's subsidiary. In general, a company will control another company when the first company owns more than 50% of the outstanding voting securities of that other company.

"SVP IR" means the Senior Vice President, IR.

"SVP Legal" means the Senior Vice President, Legal.

"Tipping" has the meaning given in Section 13.3 of this Policy.

"Trading" (together with corresponding terms such as "Trade" and "Trades") means any type of transaction in Company Securities, including purchases, sales, awards of Stock Compensation, the exercise of options, the receipt of shares pursuant to Stock Compensation, using Company Securities as security for a loan or other obligation, gifts of Company Securities, entering into, amending or terminating any agreement in relation to Company Securities  (e.g. trading plan) regardless of whether the person had control over the transaction including where discretion is exercised by investment managers or third parties such as under a trading plans or investment programmes and any other transaction regarded as a dealing for the purposes of MAR. Schedule "E" attached hereto provides a non-exhaustive list of transactions that will be considered Trades.

"Trading Day" means a day on which the TSX, the NYSE or the LSE is open for trading.

"TSX" means the Toronto Stock Exchange.

"Undisclosed Material Information" has the meaning given in Section 13.1 of this Policy.

"Wheaton" or the "Company" means Wheaton Precious Metals Corp.

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Schedule "A"

Individuals and Entities to Whom This Policy Applies

"Contractors" means independent contractors (who are engaged in an employee-like capacity) of the Company or any of its subsidiaries;

"Directors" means directors of the Company;

"Employees" means full-time, part-time, contract or secondment employees of the Company or any of its subsidiaries;

"Insiders" means:

(1) Directors or Senior Officers of the Company;

(2) persons who beneficially own, directly or indirectly, more than 10% of the voting securities of the Company or who exercise control or direction over more than 10% of the votes attached to the voting securities of the Company ("10% Shareholders");

(3) directors or Senior Officers of a subsidiary of the Company; or

(4) directors or Senior Officers of 10% Shareholders;

"Officers" means officers of the Company or any of its subsidiaries;

"PCA" means a person closely associated with a PDMR, being:

(1) the spouse or civil partner of a PDMR;

(2) a PDMR's child or stepchild under the age of 18 years who is unmarried and does not have a civil partner;

(3) a relative who has shared the same household as the PDMR for at least one year on the date of the relevant Trading; or

(4) a legal person, trust or partnership, the managerial responsibilities of which are discharged by a PDMR (or by a PCA referred to in paragraph (1), paragraph (2), or paragraph (3) of this definition), which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person or which has economic interests which are substantially equivalent to those of such a person.

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Schedule "A"

"PDMR" means a person discharging managerial responsibilities in respect of the Company, being either:

(1) a director of the Company;

(2) the Chief Executive Officer;

(3) the Chief Financial Officer; and

(4) such other person determined by the Material Information Committee to be a PDMR.

"Persons in a Special Relationship with the Company" means:

(1) Directors, Officers, Employees and Contractors;

(2) 10% Shareholders;

(3) directors, officers, employees and contractors of 10% Shareholders;

(4) members of an operating or advisory committee of the Company or any of its subsidiaries;

(5) directors, officers, partners and employees of a company that is engaging in any business or professional activity with the Company or any of its subsidiaries and who routinely comes into contact with Material Information;

(6) persons or companies that learned of Material Information with respect to the Company from a person or company described in (1) through (5) of this definition and knew or ought reasonably to have known that the other person or company was in such a special relationship; and

(7) spouses, live-in partners or relatives of any of the individuals referred to in (1) through (6) who reside in the same household as that individual.

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Schedule "A"

"Senior Officers" means:

(1) the chair or a vice-chair of the Board or any of its subsidiaries, the President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, an Executive Vice-President, a Vice-President, the Corporate Secretary, the Controller, the Treasurer or the General Manager of the Company or any of its subsidiaries or any of their operating divisions; or

(2) any other individual who performs functions for the Company or any of its subsidiaries similar to those normally performed by an individual occupying any of the offices listed in (1) above.

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Schedule "B"

Non-exhaustive List of Examples of Information That May Be Material

(Based on National Policy 51-201 and

Section 410 of the Toronto Stock Exchange Manual)

Changes in corporate structure

• changes in share ownership that may affect control of the company

• changes in corporate structure such as reorganizations, amalgamations, or mergers

• take-over bids, issuer bids, or insider bids

Changes in capital structure

• the public or private sale of additional securities

• planned repurchases or redemptions of securities

• planned splits of common shares or offerings of warrants or rights to buy shares

• any share consolidation, share exchange, or stock dividend

• changes in a company's dividend payments or policies

• the possible initiation of a proxy fight

• material modifications to the rights of security holders

Changes in financial results

• a significant increase or decrease in near-term earnings prospects

• unexpected changes in the financial results for any period

• shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs

• changes in the value or composition of the company's assets

• any material change in the company's accounting policies

Changes in business and operations

• any development that affects the company's resources, technology, products or markets

• a significant change in capital investment plans or corporate objectives

• major labour disputes or disputes with major contractors or suppliers

• significant new contracts, products, patents, or services or significant losses of contracts or business

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Schedule "B"

• significant discoveries by resource companies

• changes to the Board or executive management, including the departure of the company's Chairman, CEO, CFO (or persons in equivalent positions)

• the commencement of, or developments in, material legal proceedings or regulatory matters

• waivers of corporate ethics and conduct rules for officers, directors, and other key employees

• any notice that reliance on a prior audit is no longer permissible

• de-listing of the company's securities or their movement from one quotation system or exchange to another

Acquisitions and dispositions

• significant acquisitions or dispositions of assets, property or joint venture interests

• acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in credit arrangements

• the borrowing or lending of a significant amount of money

• any mortgaging or encumbering of the company's assets

• defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors

• changes in rating agency decisions

• significant new credit arrangements

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Schedule "C"

Examples of Disclosures That May Be Necessary in the Course Of Business

(Reproduced from National Policy 51-201)

(1) Disclosure to:

• vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing, and supply contracts

• employees, officers and directors

• lenders, legal counsel, auditors, underwriters, and financial and other professional advisors to the Company

• parties to negotiations

• labour unions and industry associations

• government agencies and non-governmental regulators

• credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency's ratings generally are or will be publicly available)

(2) Disclosures in connection with a private placement

(3) Communications with controlling shareholders, in certain circumstances

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Schedule "D"

Wheaton Precious Metals Corp.  (the "Company")

Transaction notification

Please send your completed form to Holly Buys at holly.buys@wheatonpm.com with a copy to Tamara Howarth at tamara.howarth@wheatonpm.com and to Curt Bernardi at curt.bernardi@wheatonpm.com. If you require any assistance in completing this form, please contact us.

.

1	Details of PDMR / person closely associated with them ("PCA")
(a)	Name	[Include first name(s) and last name(s)] [If the PCA is a legal person, state its full name including legal form as provided for in the register where it is incorporated, if applicable]
2	Reason for the notification
(a)	Position/status[1]	[For PDMRs, state job title e.g. CEO, CFO] [For PCAs, state that the notification concerns a PCA and the name and position of the relevant PDMR]

1 Complete the 'Position/status' box to show the position or status of the PDMR within the issuer.

 If the notification relates to a person closely associated with a PDMR, in the 'Position/status' box add:

 • an indication that the notification concerns a person closely associated with the PDMR, and

 • the name and position of the relevant PDMR

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Schedule "D"

(b)	Initial notification/amendment	[Please indicate if this is an initial notification or an amendment to a prior notification. If this is an amendment, please explain the previous error which this amendment has corrected]
3	Details of the Issuer
(a)	Name	Wheaton Precious Metals Corp.
(b)	Legal Entity Identifier code	549300XSFG5ZCGVYD886
4	Details of the transaction(s) [Section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted]
(a)	Description of the financial instrument	[Common Shares] [If not common shares, state the nature of the instrument e.g. a share, a debt instrument, a derivative or a financial instrument linked to a share or debt instrument]
(b)	Identification Code	[CA9628791027] [If not common shares, state the identification code of the relevant instrument]

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Schedule "D"

(c)	Nature of the transaction[2]
(d)	Currency
(e)	Price(s) and volume(s)[3]	Price(s) Volume(s)
(f)	Aggregated information	[The form online will automatically calculate the aggregated volume and the weighted average price in the Aggregated Information box]
(g)	Date of the transaction	[Date of execution of notified transaction]

2 In the 'Nature of the transaction' box describe the type of transaction. Provide a detailed description - transactions may include:

 • purchases or sales of shares, debt instruments, derivatives or other financial instruments linked to the issuer

 • transactions conducted on your own account relating to emission allowances and auction products or associated derivatives (for emission allowance market participants)

 • pledging or lending of financial instruments

 • transactions made under a life insurance policy in accordance with Directive 2009/138/EC where:

 − the policyholder is a PDMR or person closely associated with a PDMR

 − the investment risk is borne by the policyholder

 − the policyholder has the power or discretion to make investment decisions regarding specific instruments in that life insurance policy or to execute transactions regarding specific instruments for that life insurance policy

 Also indicate whether the transaction is linked to the exercise of a share option.

3 Where more than one transaction of the same nature (purchases, sales, lending, borrowing, etc.) has been executed on the same financial instrument or emission allowance on the same day, in the same currency and on the same place of transaction, report their prices and volumes in the 'Price(s) and Volume(s)' table.

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Schedule "D"

(h)	Place of the transaction[4]

4 In 'Place of the transaction' give the:

• name and code to identify the Markets in Financial Instruments Directive (Directive 2014/65/EU) trading venue

• systematic internaliser, or

• organised trading platform outside of the European Union where the transaction was executed

If the transaction was not executed on any of the above venues, state 'outside a trading venue'.

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Schedule "E"

Non-exhaustive List of transactions which are Trades

  The pledging or lending of Company Securities (although a pledge, or a similar security interest, of Company Securities in connection with the depositing of Company Securities in a custody account is not 'Trading', unless and until such pledge or other security interest is designated to secure a specific credit facility).
  Transactions in Company Securities carried out by persons professionally arranging or executing transactions or by another person on behalf of a Restricted Person, including where discretion is exercised.
  Transactions in Company Securities made under a life insurance policy, where (i) the policyholder is the relevant person; (ii) the investment risk is borne by the policyholder; and (iii) the policyholder has the power or discretion to make investment decisions regarding specific instruments in that life insurance policy or to execute transactions regarding specific instruments for that life insurance policy.
  An acquisition, disposal, short sale, subscription or exchange of Company Securities.
  The acceptance or exercise of an option over Company Securities, including of a share option granted as part of a remuneration package, and the disposal of shares stemming from the exercise of a share option.
  Entering into or exercise of equity swaps related to Company Securities.
  Transactions in or related to derivatives over Company Securities, including cash-settled transactions and phantom options.
  Entering into a contract for difference on Company Securities.
  The acquisition, disposal or exercise of rights in relation to Company Securities, including put and call options and warrants.
  Subscription to a share capital increase or debt instrument issuance of the Company.
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Schedule "E"

  Transactions in derivatives and financial instruments linked to a debt instrument of the Company including credit default swaps.
  Conditional transactions relating to Company Securities. The completion of such transactions upon fulfilment of the conditions (provided no further action is required by the relevant person) does not constitute Trading and therefore does not require clearance, but such completion would be require notification under Section 21.
  The automatic or non-automatic conversion of a Company Security into another Company Security, including the exchange of convertible bonds to shares.*
  Gifts and donations of Company Securities made or received, or an inheritance of Company Securities received.*
  Transactions executed in index-related products, baskets and derivatives transacting in Company Securities.
  Transactions executed in shares or units of investment funds which transact in Company Securities.
  Transactions in Company Securities executed by a manager of an investment fund in which the relevant person has invested.*
  Transactions in Company Securities executed by a third party under an individual portfolio or asset management mandate on behalf or for the benefit of the relevant person.
  Borrowing or lending of Company Securities.

* Note: Certain transactions which fall within these paragraphs may not constitute 'Trading' as they are passive transactions over which the relevant person has no control (e.g. the receipt of a gift by such relevant person). However, it would be prudent for the Company to take advice when deciding whether or not a particular passive transaction would constitute 'Trading' for the purposes of this Policy. Even if such transaction does not constitute 'Trading', it would still require notification pursuant to Section 21.2 and 21.3.

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Schedule "F"

Wheaton Precious Metals Corp.  (the "Company")

Application for Clearance to Trade

If you wish to apply for clearance to deal, please complete sections 1 and 2 and submit this form to the SVP Legal. By submitting this form, you will be deemed to have confirmed and agreed that:

(a) the information included in this form is accurate and complete;

(b) you are not in possession of Undisclosed Material Information relating to the Company or any Company Securities;

(c) if you are given clearance to trade and you still wish to trade, you will do so as soon as possible and in any event within five business days; and

(d) if you become aware of Undisclosed Material Information before you trade, you will inform the SVP Legal and refrain from trading.

1	Applicant
(a)	Name
(b)	Contact details	[Please include email address and telephone number.]
2	Proposed Trade
(a)	Description of the securities	[e.g. a share, a debt instrument, a derivative or a financial instrument linked to a share or debt instrument.]
(b)	Number of securities	[If actual number is not known, provide a maximum amount (e.g. "up to 100 shares" or "up to £1,000 of shares").]
(c)	Nature of the trading

[Description of the transaction type (e.g. acquisition; sale; subscription; option exercise; settling a contract for difference; entry into, or amendment or cancellation of, an investment programme or trading plan).]

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Schedule "F"

(d)	Other details

[Please include all other relevant details which might reasonably assist the person considering your application for clearance (e.g. transfer will be for no consideration).]

[If you are applying for clearance to enter into, amend or cancel an investment programme or trading plan, please provide full details of the relevant programme or plan or attach a copy of its terms.]

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Schedule "G"

Guidance on Determining Inside Information

1. The definition of inside information for the purposes of this Policy is derived from the definition of "inside information" in Article 7 of MAR and is as follows:

"information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one of more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments"

2. Information is precise if it:

2.1 indicates a set of circumstances that exist or may reasonably be expected to come into existence or an event that has occurred or may reasonably be expected to occur; and

2.2 is specific enough to enable a conclusion to be drawn as to the possible effect on those set of circumstances or that event on the prices of the financial instruments or the related derivative financial instruments.

3. The precise nature of information is to be assessed on a case-by-case basis and depends on what the information is and the surrounding context.

4. The phrase "may reasonably be expected" refers to future circumstances or events from which it appears that there is a realistic prospect that they will come into existence. ESMA considers that in determining whether a set of circumstances exists or an event has occurred, a key issue is whether there is firm and objective evidence for this as opposed to rumours or speculation i.e. if it can be proved to have happened or to exist. When considering what may reasonably be expected to come into existence, the key issue is whether it is reasonable to draw this conclusion based on the information available at the time. It should be noted that ESMA considers that in general, other than in exceptional circumstances or unless requested to comment by the competent regulator, issuers are under no obligation to respond to speculation or market rumours which are without substance.

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Schedule "G"

5. It is not necessary for a piece of information to be comprehensive to be considered precise. For example, an approach to a target company about a takeover bid can be considered as precise information even though the bidder had not yet decided the price. Similarly, a piece of information could be considered as precise even if it refers to matters or events that could be alternatives. For example, the fact that a company is proposing to launch a takeover bid for one or other of two companies could be considered as precise even though the bidding company had not finally decided which would be its target.

6. Where inside information concerns a process which occurs in stages, each stage of the process as well as the overall process could constitute inside information.

7. In determining the likely price significance of information, the Material Information Committee should assess whether the information in question would be likely to be used by a reasonable investor as part of the basis of his or her investment decisions and would therefore be likely to have a significant effect on the price of the Company's financial instruments or derivative financial instruments (the "reasonable investor test"). There is no figure (percentage change or otherwise) that can be set when determining a "significant effect". The Company should have a consistent procedure for determining what information is sufficiently significant for it to be deemed inside information and for the release of that information to the market.

8. In determining whether a significant effect is likely to occur, the following factors should be taken into consideration:

8.1 the anticipated magnitude of the matter or event in question in the context of the totality of the company's activity;

8.2 the relevance of the information as regards the main determinants of the financial instrument's price;

8.3 the reliability of the source; and

8.4 all market variables that affect the financial instrument in question (These variables could include prices, returns, volatilities, liquidity, price relationships among financial instruments, volume, supply, demand, etc.).

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Schedule "G"

9. EU guidance is clear that fixed thresholds of price movements or quantitative criteria alone are not a suitable means of determining the significance of a price movement. For example, the volatility of 'blue-chip' securities is typically less than that of smaller, less liquid stocks. Large absolute percentage rises in big company stocks are likely to be rare events and do not mean that smaller percentage share price changes should not be seen as significant.

10. There is further guidance relating to the "reasonable investor test" within the DTRs on the type of information that is likely to be considered relevant to a reasonable investor's decision including significant information relating to the Company's assets and liabilities, its financial position or its performance or expectation of the performance.

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Schedule "H"

Guidance on Determining Delay of Inside Information

1. The Company may delay the public disclosure of inside information, provided that:

1.1 immediate disclosure is likely to prejudice the legitimate interests of the Company;

1.2 delay of disclosure is not likely to mislead the public; and

1.3 the Company is able to ensure the confidentiality of that information.

2. The guidance on "legitimate interests for delaying disclosure" cite the following as non-exhaustive examples:

2.1 the Company is conducting negotiations and these negotiations would be likely to be affected by public disclosure;

2.2 the financial viability of the Company is in grave and imminent danger;

2.3 the Company has developed a product or an invention and disclosure of this information may prejudice the ability to patent the product or invention or otherwise protect the issuer's rights; and

2.4 the Company is planning to buy or sell a major holding in another entity but negotiations have not started yet and the conclusion of the deal is very likely to fail with immediate disclosure.

3. The guidance on where delay will mislead the public cite the following as non-exhaustive examples:

3.1 the inside information is materially different from the previous public announcement;

3.2 the inside information relates to the fact that the issuer's financial objectives are not likely to be met, where such objectives were previously publicly announced; and

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Schedule "H"

3.3 the inside information is in contrast with market expectations.

4. Disclosure of negotiations intended to deal with the Company's financial viability could normally be delayed if immediate public disclosure of the information would seriously prejudice the interests of existing and potential shareholders and could jeopardise the negotiations. However, any deterioration of the Company's financial position that has led to the current situation would not fall within the exemption and, to the extent that this is inside information, should already have been the subject of a previous press release.

5. Justifying non-disclosure of information by offsetting negative and positive news is not acceptable.

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